Exhibit 99.5

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2.	Name of shareholder having a major interest LEHMAN BROTHERS INTERNATIONAL (EUROPE)

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 SHAREHOLDER NAMED IN 2 ABOVE	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them NOT DISCLOSED

5.	Number of shares/amount of stock acquired NOT DISCLOSED	6.	Percentage of issued class NOT DISCLOSED	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security ORDINARY SHARES OF 27.5 PENCE EACH	10.	Date of transaction 17 AUGUST 2006	11.	Date company informed 21 AUGUST 2006

12.	Total holding following this notification 155,422,225	13.	Total percentage holding of issued class following this notification 5.25%

14.	Any additional information	15.	Name of contact and telephone number for queries LUKE THOMAS 020 7111 7000

16.	Name of authorised company official responsible for making this notification LUKE THOMAS, DEPUTY GROUP COMPANY SECRETARY

Date of notification: 22 AUGUST 2006